Akerman Senterfitt

One Southeast Third Avenue

25th Floor

Miami, Florida  33131

Tel:  305.374.5600

Fax:  305.374.5095

May 6, 2011

Mr. Mark P. Shuman

Branch Chief – Legal

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re: FriendFinder Networks Inc.

Amendment No. 13 to Registration Statement on Form S-1
Filed April 19, 2011

Amendment No. 14 to the Registration Statement on Form S-1

Filed April 27, 2011

File No. 333-156414

Dear Mr. Shuman:

Per the request of Melissa Feider, we enclose the revised response to the Commission Staff's comment number 3 to the comment letter dated May 4, 2011 (the "Comment Letter") regarding Amendment Nos. 13 and 14 to Registration Statement on Form S-1 filed on April 19, 2011 and April 27, 2011, respectively, by FriendFinder Networks Inc. (the "Company"). As we previously responded to the Comment Letter on May 5, 2011, please consider this as a supplemental response solely with respect to comment number 3.

Please note that for the Staff's convenience, we have recited the Staff's comment in boldface type and provided the Company's response immediately thereafter.

Capitalization, page 43

3.

Please provide us with your calculation of the $14.3 million contingent embedded beneficial conversion feature contained in the Non-Cash Pay Second Lien Notes that is presented as a pro forma adjustment. Please provide this calculation for the beneficial conversion feature calculated for the Non-Cash Pay Second Lien Notes exchanged for the (1) Subordinated Convertible Notes and (2) Subordinated Term Notes. Additionally, please clarify if the $10.3 million beneficial conversion feature

BOCA RATON    DALLAS    DENVER    FORT LAUDERDALE     JACKSONVILLE    LAS VEGAS    LOS ANGELES    MADISON    MIAMI    NAPLES
NEW YORK     ORLANDO    PALM BEACH    TALLAHASSEE    TAMPA    TYSONS CORNER    WASHINGTON, D.C.    WEST PALM BEACH

referenced in your response to prior comment 30 represents the increase in the fair value of the embedded conversion option, given that the conversion option for the Subordinated Convertible Notes was removed on October 8, 2009 (see ASC 470-50-15).

Supplemental Response to

Capitalization, page 43

3.

In clarification to our previous response, there was a decrease of $8.6 million in the fair value of the embedded beneficial conversion feature resulting from the exchange of Subordinated Convertible Notes for Non-Cash Pay Second Lien Notes.

The decrease is calculated as follows:

Fair value per share of embedded beneficial conversion feature immediately before the exchange

$1.99

Fair value per share of embedded beneficial conversion feature immediately after the exchange

$0.68

Decrease in fair value per share embedded beneficial conversion feature

$1.31

Shares obtainable upon conversion (in thousands)

  6,568

Total decrease in fair value of embedded beneficial

conversion feature (in thousands)

$8,604

As the exchange was not accounted for as an extinguishment, in accordance with ASC 470-50-40-15, the decrease was not recognized.

We look forward to hearing from you regarding the above supplemental response.  If you have any questions, please call me at (305) 982-5658.

Sincerely,

/s/ Bradley D. Houser